March 6, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	VeriSign, Inc. Registration Statement on Form S-1 (File No. 333-147135)

Ladies and Gentlemen:

On behalf of VeriSign, Inc. (the “Company”), and in accordance with Rule 461 under the Securities Act of 1933, as amended, I hereby request the acceleration of the effective date of the above-referenced registration statement so that such registration statement is declared effective as of 2:00 PM, Eastern Time, on March 7, 2008, or as soon as practicable thereafter.

In connection with this request for the acceleration of the effective date of the registration statement, the Company acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, VERISIGN, INC.

By:	/s/ Paul B. Hudson
	Name:	Paul B. Hudson
	Title:	Vice President, Associate General Counsel